UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

Current Report Pursuant to Regulation A

Date of Report: March 20, 2020

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXPLANATORY NOTE

This Current Report on Form 1-U is being filed to amend the Form 1-U filed on April 10, 2020 (the “Original Form 1-U”) for purpose of correcting certain dates related to the employment of the Company’s then Chief Financial Officer. The remainder of the Original Form 1-U  remains unchanged and is incorporated herein by reference.

ITEM 9. OTHER EVENTS

Appointment of CFO and Director

On April 8, 2020, the Company’s board of directors appointed Ram Venkat, our Chief Financial Officer, to the position of director on the board of directors. Mr. Venkat has been serving in the capacity of the Company’s Chief Financial Officer since January 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	April 1, 2022

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